Exhibit 99.1

Evotec appoints Dr. Sarah Fakih as EVP, Head of Global Communications and Investor Relations

•	Creation of new Executive Vice President role integrating Global Communications and Investor Relations to strengthen strategic messaging and stakeholder alignment

Hamburg, Germany, January 1, 2026:

Evotec SE (NASDAQ: EVO; Frankfurt Prime Standard: EVT) today announced the appointment of Dr. Sarah Fakih as Executive Vice President, Head of Global Communications and Investor Relations. In this strategic role, Dr. Fakih will lead Evotec’s newly integrated Global Communications and Investor Relations function.

Reporting directly to CEO Dr. Christian Wojczewski, she will bring together both teams to strengthen alignment, clarity and engagement across stakeholders. The integration of Communications and Investor Relations supports Evotec’s focus on a clear and consistent articulation of its strategy, scientific leadership and value creation. The appointment follows the departure of Volker Braun, who successfully led Evotec’s Investor Relations and ESG function over the past five years.

Dr. Christian Wojczewski, Chief Executive Officer of Evotec, said: “Clear and credible communication is essential as we continue to execute our strategy. Sarah’s extensive experience across science, investor relations and corporate communications makes her ideally suited to this role. I would like to thank Volker for his dedicated contributions to our investor relations and ESG during the past five years and wish him all the best for the future.”

Dr. Fakih brings more than 15 years of experience in life sciences, with a strong leadership track record in capital markets strategy and corporate messaging. She has held senior roles at U.S. listed companies, including QIAGEN, MorphoSys, and most recently at CureVac. She holds a PhD in Chemistry.

About Evotec SE

Evotec is a life science company that is pioneering the future of drug discovery and development. By integrating breakthrough science with AI-driven innovation and advanced technologies, we accelerate the journey from concept to cure — faster, smarter, and with greater precision.

Our expertise spans small molecules, biologics, cell therapies and associated modalities, supported by proprietary platforms such as Molecular Patient Databases, PanOmics and iPSC-based disease modeling.

With flexible partnering models tailored to our customers’ needs, we work with all Top 20 Pharma companies, over 800 biotechs, academic institutions, and healthcare stakeholders. Our offerings range from standalone services to fully integrated R&D programs and long-term strategic partnerships, combining scientific excellence with operational agility.

Through Just – Evotec Biologics, we redefine biologics development and manufacturing to improve accessibility and affordability.

With a strong portfolio of over 100 proprietary R&D assets, most of them being co-owned, we focus on key therapeutic areas including oncology, cardiovascular and metabolic diseases, neurology, and immunology.

Evotec’s global team of more than 4,800 experts operates from sites in Europe and the U.S., offering complementary technologies and services as synergistic centers of excellence. Learn more at www.evotec.com and follow us on LinkedIn and X/Twitter @Evotec.

Forward-looking statements

This announcement contains forward-looking statements concerning future events, including the proposed offering and listing of Evotec’s securities. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding Evotec’s expectations for revenues, Group EBITDA and unpartnered R&D expenses. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Evotec at the time these statements were made. No assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Evotec. Evotec expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Evotec’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information, please contact: Investor Relations and Media Contact

Dr. Sarah Fakih

EVP Head of Global Communications & Investor Relations

Sarah.Fakih@evotec.com